09056241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22651

FACING PAGE

Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 Washington Blvd.
(No. and Street)

Stamford	**CT**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Daniel T. McIsaac — **(203) 719-8308** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 09 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Per E. Dyrvik**, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **UBS Securities LLC (the "Company")**, as of **December 31, 2008**, are true and correct. I further affirm that neither the company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Per E. Dyrvik
Managing Director

Notary Public

CYNTHIA M. WALSHE NOTARY PUBLIC STATE OF CONNECTICUT

Cynthia M. Walshe
NOTARY PUBLIC
State of Connecticut
My Commission Expires
August 31, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
- [ ] (q) Computation of CFTC Minimum Net Capital Requirement

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Securities LLC

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Members of
UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the "Company"), as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of UBS Securities LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2009

UBS Securities LLC
Statement of Financial Condition

December 31, 2008
(In Thousands)

Assets		
Cash		$ 2,475,816
Receivables from customers		2,032,293
Receivables from brokers, dealers and clearing organizations		9,619,828
Securities borrowed		103,198,211
Securities purchased under agreements to resell		76,813,108
Securities owned, at fair value	$ 36,229,134	
Securities owned, pledged as collateral, at fair value	18,741,492	
Total securities owned		54,970,626
Securities received as collateral		1,191,551
Financial assets, at fair value		372,522
Exchange memberships, at cost (fair value $53,644)		45,287
Goodwill and intangible assets (net of accumulated amortization of $36,650)		730,847
Dividends and interest receivable		602,316
Other assets		1,367,296
		$ 253,419,701
Liabilities and members' equity		
Short-term borrowings		$ 900,802
Payables to customers		38,418,517
Payables to brokers, dealers and clearing organizations		4,819,936
Securities loaned		31,561,019
Securities sold under agreements to repurchase		133,346,718
Securities sold, not yet purchased, at fair value		18,450,074
Obligation to return securities received as collateral		1,191,551
Financial liabilities, at fair value		372,522
Dividends and interest payable		464,098
Other liabilities and accrued expenses		2,866,049
		232,391,286
Subordinated borrowings		18,175,000
Members' equity		2,853,415
		$ 253,419,701

See accompanying notes.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

1. Organization

UBS Securities LLC (the "Company") is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the National Association of Securities Dealers, Inc. and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

UBS Americas Inc. and UBS Financial Services Inc. ("UBSFSI"), direct and indirect wholly owned subsidiaries of the Parent, respectively, own all of the Company's Preferred Members' Interests. UBS Americas Inc., together with the Parent, owns all of the Company's Class A and B Members' Interests. See Note 8 for additional information.

2. Significant Accounting Policies

Customers' securities and commodities transactions are recorded on a settlement date basis with related revenues and expenses recorded on a trade date basis. Proprietary securities and commodities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value generally is based on published market prices or other relevant factors, including dealer price quotations and pricing models, which take into account time value, volatility and other factors underlying the securities.

The Company is a non-transferor sponsor for securitizations in various consumer and commercial financial assets. As a result of these securitizations, it may temporarily retain one or more beneficial interests in the securitized assets, including senior and subordinated tranches, interest-only strips or other residual interests ("retained interests"). Retained interests are recorded in securities owned at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models, which incorporate management's best estimates of critical assumptions.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government, agency and mortgage-backed securities and are carried at the amounts at which the securities will be subsequently resold or repurchased. Open repurchase and resale transactions are presented net in the accompanying Statement of Financial Condition where net presentation is permitted. It is the Company's policy to take possession of securities purchased under agreements to resell.

Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are included in securities received as collateral and obligation to return securities received as collateral in the Statement of Financial Condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions, and interest bearing trading assets and liabilities included in securities owned and securities sold, not yet purchased. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Such interest and dividends are included in dividends and interest receivable, and dividends and interest payable on the Statement of Financial Condition.

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are included in the Company's Statement of Financial Condition as a component of other assets.

(*In Thousands, except share data*)

2. Significant Accounting Policies (continued)

Goodwill and intangible assets, with indefinite lives, are not amortized; instead these assets are subject to annual impairment tests. There was no impairment to goodwill and intangible assets with indefinite lives during 2008. Intangible assets with useful lives, consisting of customer relationships, totaling $107,900 (less accumulated amortization of $46,373) are amortized over ten years and are included net in other assets.

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the company flows through to its Partners and is allocated in accordance with the LLC agreement and related tax law. The federal, state and local income tax on such income is the responsibility of the Partners.

The Company is itself subject to New York City Unincorporated Business Tax ("UBT") for which it accrues current and deferred taxes. The Company may also be subject to other state and local taxes in jurisdictions in which it operates. For income tax purposes, the Company has a fiscal year ending December 31.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. Additionally, SFAS No. 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs ("Day 1 profit and loss") and eliminates the use of block discounts for securities traded in an active market. SFAS No. 157 became effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 are applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit and loss. Those changes are to be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the provision of SFAS No. 157 on January 1, 2008, as required. The adoption of SFAS No. 157 did not have a material impact on the Company's Statement of Financial Condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 became effective for fiscal years beginning after November 15, 2007. For any eligible items that exist at the effective date for which an entity chooses to elect the fair value option, the effect of the first remeasurement to fair value shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The Company adopted the provision of SFAS No. 159 on January 1, 2008, as required.

In April 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP FIN 39-1"). FSP FIN 39-1 amends certain provisions of FIN 39, "Offsetting of Amounts Related to Certain Contracts," and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 was effective for fiscal years beginning after November 15, 2007. The Company adopted FSP FIN 39-1 on January 1, 2008, as required. The adoption of FSP FIN 39-1 did not have a material impact on the Company's Statement of Financial Condition.

In June 2007, the FASB's Emerging Issues Task Force ("EITF") issued EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11").

This issue requires that the tax benefits related to dividend equivalents paid on restricted stock units, which are expected to vest, be recorded as an increase to additional paid in capital ("APIC"). EITF 06-11 was effective prospectively to the income tax benefits on dividends declared in fiscal years beginning after December 15, 2007.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

The Company adopted EITF 06-11 on January 1, 2008, as required. The adoption of EITF 06-11 did not have a material impact on the Company's Statement of Financial Condition.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"), and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS No. 160"). These new standards change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. SFAS No. 141(R) and SFAS No. 160 are effective for the fiscal years beginning on or after December 15, 2008. The Company is currently assessing the impact SFAS No. 141(R) and SFAS No. 160 will have on its Statement of Financial Condition.

On December 6, 2007, the American Securitization Forum ("ASF") issued the Streamlined Foreclosures and Loss Avoidance Framework for Securitized Subprime Adjustable Rate Mortgage Loans ("ASF Framework"). The ASF Framework provides recommended guidance for servicers to streamline borrower evaluation procedures and to facilitate the effective use of all forms of foreclosure and loss prevention efforts, including refinancing, forbearances, workout plans, loan modifications, deeds-in-lieu and short sales and short payoffs.

The ASF Framework is focused on subprime first-lien-adjustable-rate residential mortgages that 1) have an initial fixed interest rate period of 36 months or less, 2) are included in securitized pools, 3) were originated between January 1, 2005 and July 31, 2007, and 4) have an initial interest rate reset between January 1, 2008 and July 31, 2010 ("subprime ARM loans").

The ASF Framework categorizes the population of subprime ARM loans into three segments. Subprime ARM loans that meet the screening criteria in Segment 2 of the ASF Framework are eligible for a fast track loan modification ("Segment 2 subprime ARM loans"). The ASF Framework indicates that for Segment 2 subprime ARM loans, the external services that the Company uses can presume that the borrower would be unable to pay pursuant to the original terms of the loan after the interest rate reset, and thus, the loan is "reasonably foreseeable" of default in absence of a modification. The servicers of the Company have adopted the loss mitigation approaches under the ASF framework that meet the Segment 2 specific screening criteria.

(*In Thousands, except share data*)

2. Significant Accounting Policies (continued)

On January 8, 2008 the SEC issued a letter related to the ASF Framework and concluded that it would not object to continuing off-balance sheet accounting treatment for Segment 2 loans modified pursuant to the ASF Framework.

The adoption of the ASF Framework of the Company's external servicers did not affect the off-balance sheet treatment of the Company's sponsored qualified special purpose entities that hold Segment 2 ARM subprime loans.

In February 2008, the FASB issued FASB Staff Position FAS No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" ("FSP FAS No. 140-3"). The objective of FSP FAS No. 140-3 is to provide implementation guidance on accounting for a transfer of a financial asset and repurchase financing. Under the guidance in FSP FAS 140-3, there is a presumption that an initial transfer of a financial asset and a repurchase financing, which are entered into contemporaneously, are considered part of the same arrangement (i.e., a linked transaction) for purposes of evaluation under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 140"). If certain criteria are met, however, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140. FSP FAS No. 140-3 is effective for fiscal years beginning after November 15, 2008. The Company is currently assessing the impact FSP FAS No. 140-3 will have on its Statement of Financial Condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for the fiscal years beginning after November 15, 2008. The Company is currently assessing the impact SFAS No. 161 will have on its Statement of Financial Condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 removes the requirement of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. FSP FAS 142-3 replaces the previous useful-life assessment criteria with a requirement that an entity considers its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact FSP FAS 142-3 will have on its Statement of Financial Condition.

U.S. generally accepted accounting principles ("US GAAP") require consolidation of entities on the basis of controlling a majority of voting rights. However, in certain situations, there are no voting rights, or control of a majority of voting rights is not a reliable indicator of the need to consolidate, such as when voting rights are significantly disproportionate to risks and rewards. US GAAP requires that control over an entity be assessed first based on voting interests, but if voting interests do not exist, or differ significantly from economic interests, the entity is considered a variable interest entity ("VIE") under FASB Interpretation No. 46, as revised ("FIN 46R"), "Consolidation of Variable Interest Entities" and control is assessed based on a risks and rewards analysis of its variable interests. Alternatively, if an entity is a qualified special purpose entity ("SPEs") / ("QSPEs") in accordance with SFAS No. 140, it is scoped out of FIN 46R and need not be assessed for consolidation.

The QSPE framework is applicable when an entity transfers (sells) financial assets to an SPE meeting certain definition in SFAS No. 140, making it a QSPE. These criteria are designed to ensure that the activities of the entity are essentially predetermined at the inceptions of the vehicle and that the transferor of the financial assets cannot exercise control over the entity and the assets therein. Entities meeting these criteria are not consolidated by the transferor or other counterparties as long as they do not have the unilateral ability to liquidate or cause the entity to no longer meet the QSPE criteria. As a non-transferor sponsor, the Company follows the QSPE model for securitizations of its mortgage loans. When an SPE does not meet the QSPE criteria, consolidation is assessed pursuant to FIN 46R (see Note 12).

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In 2008, the FASB voted to eliminate QSPEs from the guidance in SFAS No. 140. Although the revised standard has not been finalized, this change could have an impact on the Company's Statement of Financial Condition as the Company may be required to consolidate assets previously sold to a QSPE, and may not be able to derecognize assets sold to similar types of structures after the revised standard is issued. In addition, the FASB also is proposing three key changes to the consolidation model in FIN 46R. First, the FASB will now include former QSPEs in the scope of FIN 46R. Also, the FASB supports amending FIN 46R to change the method of analyzing which party to a VIE should consolidate the VIE to a primarily qualitative determination of control instead of the current quantitative risks and rewards model.

Finally, the proposed amendment is expected to require all VIEs and their primary beneficiaries to be continuously reevaluated quarterly. The current rules require reconsideration only when specified reconsideration events occur. The Company will be evaluating the impact of these changes on the Company's Statement of Financial Condition once the actual guidelines are finalized. The proposed revisions would be effective for fiscal years that begin after November 15, 2009.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157–3 did not have a material impact on the Company's Statement of Financial Condition.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities", ("FSP FAS 140-4 and FIN 46(R)-8"). FSP FAS 140-4 and FIN 46(R)-8 amends FAS 140 and FIN 46(R) to require additional disclosures regarding transfers of financial assets and interest in VIEs. FSP FAS 140-4 and FIN 46(R)-8 is effective for interim or annual reporting periods ending after December 15, 2008. The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not have a material impact on the Company's Statement of Financial Condition (see Note 12).

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results may differ from those estimates.

(In Thousands, except share data)

3. Cash and Securities Segregated Under Federal Regulations

Included in cash at December 31, 2008 is $2,145,078 of cash segregated and secured in accordance with federal and other regulations. In addition, U.S. Government obligations with a market value of approximately $10,500,001, which are primarily included in securities purchased under agreements to resell on the Statement of Financial Condition, have been segregated in an account reserved for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3.

4. Securities Owned and Securities Sold, Not Yet Purchased

On January 1, 2008, the Company adopted the disclosure requirements of SFAS No. 157. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

SFAS No. 157 establishes a three-level valuation hierarchy that ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified in one of the following three categories:

(In Thousands, except share data)

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Level 1: Quoted market prices in active markets for identical assets or liabilities, which primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded derivatives and listed equities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data, which includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3: Unobservable inputs that are not corroborated by market data, which is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.

At December 31, 2008, securities owned and securities sold, not yet purchased by the Company are as follows:

Securities Owned, at Fair Value	**Quoted market prices in active markets (Level 1)**	**Internal models with significant observable market parameters (Level 2)**	**Internal models with significant unobservable market parameters (Level 3)**	**Total carrying value**
U.S. Government and agency obligations	$ 4,259,732	$ 16,273,063	$ –	$ 20,532,795
Mortgage-backed obligations	7,258,574	536,493	422,275	8,217,342
Corporate debt, including convertible securities	145,682	8,043,676	4,823,285	13,012,643
Equities and warrants	1,228,428	14,230	4,061,454	5,304,112
Options	893,402	–	–	893,402
State and municipal obligations	181	47,478	6,907,696	6,955,355
Money market and commercial paper	–	36,568	18,409	54,977
	$ 13,785,999	$ 24,951,508	$ 16,233,119	$ 54,970,626

(In Thousands, except share data)

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities sold, not yet purchased, at fair value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)	Total carrying value
U.S. Government and agency obligations	$ 3,953,746	$ 10,945,340	$ –	$ 14,899,086
Mortgage-backed obligations	–	111,000	–	111,000
Corporate debt, including convertible securities	109,746	977,191	2,277	1,089,214
Equities and warrants	1,225,087	926	144	1,226,157
Options	1,112,601	–	–	1,112,601
State and municipal obligations	228	11,353	–	11,581
Money market and commercial paper	–	391	44	435
	$ 6,401,408	$ 12,046,201	$ 2,465	$ 18,450,074

In accordance with the Commodity Exchange Act, the Company is required to segregate and hold in separate accounts all monies, securities and property received as margin and to guarantee or secure the trades or contracts of customers in regulated commodities. Additionally, the Company uses cash and securities to meet unregulated commodity margin requirements and clearing organization deposits. The amount of securities segregated for regulatory purposes or deposited with clearing organizations, which is included in securities owned, amounted to $1,677,614 at December 31, 2008.

Securities owned, pledged as collateral, represents proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned, at fair value, as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $20,518,562 at December 31, 2008.

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities sold, not yet purchased, represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

5. Financial Instruments

Financial instruments recorded at fair value on the Company's Statement of Financial Condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables from and payables to customers, short-term borrowings, and subordinated borrowings. All financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

5. Financial Instruments (continued)

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed, and custody agreements on terms that permit it to repledge or resell the securities to others.

At December 31, 2008, the Company obtained securities with a fair value of approximately $219,393,250 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures and forwards. The Company records its derivative activities at fair value.

In the normal course of business, the Company enters into transactions for delayed-delivery, "to-be-announced" ("TBA"), and when-issued securities for which unrealized gains of $422,728 and unrealized losses of $549,176 are recorded in other assets and other liabilities and accrued expenses, respectively, in the Statement of Financial Condition at December 31, 2008. A large portion of the Company's derivative financial instruments are TBA mortgage securities requiring forward settlement. As a principal in the mortgage-backed securities business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These forward contracts are generally short term with maturity or settlement dates ranging from 30 to 120 days.

The Company enters into transactions in option, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

(In Thousands, except share data)

5. Financial Instruments (continued)

Derivative Financial Instruments (continued)

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

The Company enters into economic hedge transactions, mainly consisting of interest rate and total return swaps, directly with an affiliate. These transactions are used to hedge against interest rate, market and credit risks associated with residential, commercial mortgage and asset backed securities, which are included in securities owned on the Statement of Financial Condition. The Company does not apply hedge accounting as defined in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, as all financial instruments are marked to market with changes in fair value reflected in earnings. In addition, the Company entered into a total return swap with the Parent as part of the Parent's agreement to sell certain assets to the Swiss National Bank (see Note 16). These derivative contracts are short term in nature as they are settled and reset monthly.

(In Thousands, except share data)

6. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan sponsored by the Parent that provides retirement benefits to eligible employees. Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new Retirement Contribution feature of the defined contribution plan and began earning retirement contributions equal to 4% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the new Retirement Contribution feature of the defined contribution plan as of January 1, 2002 or to remain in the defined benefit pension plan.

The Company participates in Parent sponsored postretirement medical, dental, and life insurance plans. For employees hired on or before December 31, 2007, retiree premiums are subsidized, retiree contributions are adjusted annually, and deductibles, coinsurance, and/or copays apply. The postretirement life insurance plan is non-contributory.

For employees hired on or after January 1, 2008, retiree premiums are unsubsidized, costs are adjusted annually, deductibles and coinsurance apply, and postretirement life insurance does not apply. With respect to postretirement medical and dental, the Parent's policy is to fund the liability in amounts determined at the discretion of management. With respect to postretirement life insurance, where applicable, the Parent's policy is to pay premiums as required by the carrier.

The Company also participates in a defined contribution 401(k) plan of the Parent.

7. Employee Incentive Plans

Selected personnel received part of their variable compensation in the form of an award granted under a deferred compensation plan. Beginning with the 2004 performance year (for awards granted in 2005), 100% of this deferred amount has been awarded in the form of restricted Parent shares (or notional shares).

7. Employee Incentive Plans (continued)

Up to and including 2004, awards were made in restricted Parent shares (or notional shares), stock options and/or alternative investment vehicles. The awards vest ratable over three years.

The Company sponsors other deferred compensation plans for selected employees. Generally, contributions are made on a tax deferred basis. Participants are allowed to invest in alternative investment vehicles. No additional Company match is granted, and the plan is generally not forfeitable.

Under long term incentive plans, certain key employees are granted options to purchase Parent shares at a price not less than the market value of the Parent shares on the grant date. Options granted prior to February 2008 generally vest ratable over three years. Options granted from February 2008 generally vest in full after three years. The options expire ten years from grant.

The Company offers a share purchase plan. The Equity Plus Plan provides eligible employees the opportunity to purchase Parent shares at their market value on the purchase date and receive two options for each Parent share purchased, up to a maximum limit. The options have a strike price equal to the market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on regular deductions from salary. Parent shares purchased under this plan are fully vested but are restricted from sale for two years from the time of purchase, and the options vest after two years and expire ten years after the date of grant.

Currently, some Parent share award plans contain clauses which permit the employee to voluntarily terminate employment and continue to vest in their awards provided they do not join a financial services organization. The Company recognizes these costs in the year of performance, net of the expected forfeiture rate which approximated 3.4% at December 31, 2008.

For all other plans, where the aforementioned clause does not exist, the Company determines the fair value of share and option awards on the date of grant, which is generally expensed over the vesting period.

Awards are generally granted to employees by the Parent and are settled by the Parent.

(In Thousands, except share data)

7. Employee Incentive Plans (continued)

The fair value of options granted during 2008 was determined using the following assumptions (in CHF):

Awards	Weighted-Average	Range Low	Range High
Expected volatility (%)	33.86	30.00	49.32
Risk free interest rate (%)	2.83	1.74	3.27
Expected dividend	1.66	1.10	2.57
Strike price	30.11	14.47	46.02
Share price	28.05	14.47	43.61

The fair value of options is determined by means of a Monte Carlo simulation. The simulation technique uses a mix of implied and historic volatility and specific employee exercise behavior patterns based on statistical data, taking into account the specific terms and conditions under which the options are granted, such as the vesting period, forced exercises during the lifetime, and gain and time dependent exercise behavior. The expected term of each option is calculated as the probability-weighted average period of the time between grant and exercise. The term structure of volatility is derived from the implied volatilities of traded Parent options in combination with the observed long-term historic share price volatility. Dividends are assumed to grow at a fixed rate over the term of the options.

8. Members' Equity

At December 31, 2008, Members' Equity reported on the Statement of Financial Condition includes Class A and Class B Members' Interests and Preferred Members' Interests, all of which were held by the Parent, UBS Americas Inc., or UBSFSI. The Preferred Members' Interests are non-voting and have preference over the payment of dividends of the Company's Class A and B Members' Interests. Dividends on the Preferred Members' Interests are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). The Company, with prior written approval of the NYSE, may redeem at any time, any or all of the Preferred Members' Interests at par value plus an amount equal to accrued and unpaid dividends through redemption date.

(In Thousands, except share data)

9. Commitments and Contingencies

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in February 2009. The minimum annual rental payments are expected to be reduced by various sublease agreements.

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2009	$ 29,778	$ 10,579
2010	27,219	10,449
2011	15,937	250
2012	15,687	–
2013	15,489	–
Thereafter	41,477	–

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2008.

In November 2006, the Parent, together with any of its affiliates, and others received subpoenas from the U.S. Department of Justice, Antitrust Division, and the SEC relating to derivative transactions entered into with municipal bond issuers, and to the investment of proceeds of municipal bond issuances. Both investigations are ongoing, and the Parent is cooperating. In the SEC investigation, on February 4, 2008, the Parent received a "Wells notice" advising that the SEC staff is considering recommending that the SEC bring a civil action against the Parent in connection with the bidding of various financial instruments associated with municipal securities. Under the SEC's Wells process, the Parent will have the opportunity to set forth reasons of law policy or fact why such an action should not be brought.

9. Commitments and Contingencies (continued)

The Company is a defendant in two purported securities class actions brought in the U.S. District Court of the Northern District of Alabama by holders of stock and bonds in Healthsouth Corporation. In October 2008, the Parent, along with the Company agreed to settle the derivative litigation brought on behalf of Healthsouth in Alabama State Court. Due to existing insurance coverage, this settlement had no impact on the Company's financial position in 2008.

On August 8, 2008, the Parent agreed on and announced a settlement in principle with the New York Attorney General (NYAG), the Massachusetts Securities Division, the SEC and other state regulatory agencies represented by the North American Securities Administrators Association to restore liquidity with respect to clients' holdings of auction rate securities ("ARS"). The agreement obligates the Parent to offer to repurchase at par non-bank and non-broker dealer clients' holdings of ARS during specified future periods, to pay a fine totaling $150,000 to state regulatory agencies (to be borne by UBSFSI) and to reimburse identified clients for losses incurred from sales of ARS holdings between February 13, 2008 and August 8, 2008. On August 8, 2008, the Company entered into an Auction Rate Securities Purchase Agreement with UBSFSI, under the terms of the agreement, the Company would purchase from UBSFSI ARS which UBSFSI would have acquired from its clients under terms of the regulatory settlement.

However, on October 7, 2008, the Auction Rate Securities Purchase Agreement was cancelled and the Parent assumed responsibility of the future commitments associated with ARS.

With respect to sub-prime related matters, the Parent including the Company is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitrations and disputes related to the sub-prime crisis, sub-prime securities, and structured transactions involving sub-prime securities. These matters concern, among other things, the Company's valuations, disclosures, write-downs, underwriting, and contractual obligations. In particular, the Company has been responding to ongoing inquiries by Department of Justice, Financial Industry Regulatory Authority ("FINRA"), the SEC and the United States Attorney's Office for the Eastern District of New York (USAO), regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of sub-prime instruments and compliance with public disclosure rules.

In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

(In Thousands, except share data)

10. Related Party Transactions

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable, which are included in other assets and other liabilities and accrued expenses in the Statement of Financial Condition, were $233,481 and $257,578, respectively, at December 31, 2008 and for the year ended.

The Company primarily uses office space leased by the Parent, and is charged accordingly under the aforementioned service fee arrangements.

The Company clears certain commodity transactions through affiliates. In addition, affiliates clear certain customer and proprietary securities and commodity transactions through the Company.

The Company enters into securities and foreign exchange transactions with affiliates in the normal course of business.

As of December 31, 2008, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash	$ 33,380	$ –
Amounts with customers	89,505	4,906,703
Amounts with brokers, dealers and clearing organizations	5,351,470	1,380,350
Securities borrowed/loaned	4,664,746	30,665,539
Resale/repurchase agreements	2,754,970	77,496,153
Securities received / returned as collateral	1,180,268	1,180,268
Short-term borrowings	–	871,274
Accrued interest	12,133	213,029
Other assets/liabilities and accrued expenses	241,593	1,331,417

Short-term borrowings are due on demand and bear interest based on variable rates.

(In Thousands, except share data)

11. Subordinated Borrowings

The Company has subordinated borrowings with UBS Americas Inc., consisting of term loans of \$525,000 maturing on December 31, 2010, \$750,000 maturing on December 31, 2012, \$250,000 maturing on December 31, 2013, \$2,000,000 maturing on September 30, 2012, \$2,000,000 maturing on September 30, 2017, \$500,000 maturing on November 30, 2012, and \$2,100,000 maturing on February 28, 2013.

The Company also has revolving subordinated loan agreements with UBS Americas Inc. These agreements provide revolving credit lines of \$4,450,000 through December 31, 2009, and \$11,600,000 through December 31, 2013, with final maturity at December 31, 2010, and December 31, 2014, respectively. As of December 31, 2008, the Company has drawn down \$10,050,000 of the \$11,600,000.

Loans with UBS Americas Inc. bear interest at rates that reset at variable intervals as determined by the affiliates, based upon similar funding costs charged by the Parent.

All subordinated borrowings have been approved by the FINRA and the Chicago Mercantile Exchange Group and thus are available in computing regulatory net capital (see Note 13).

12. Nontransferor Sponsor of QSPEs in Securitizations & Requirements of FIN 46R

During the year ended December 31, 2008, the Company sponsored securitizations (i.e., helped transform owned financial assets into securities through sales transactions) of securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager.

The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various security interests. Proceeds received from these securitizations were \$7.8 billion.

(In Thousands, except share data)

12. Nontransferor Sponsor of QSPEs in Securitizations & Requirements of FIN 46R (continued)

At December 31, 2008, the Company retained $184,257 in agency residential mortgage securities backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC); $56,310 in non-agency residential mortgage securities; $51,523 in Collateralized Debt Obligations (CDO) and Collateralized Loan Obligation (CLO); and $477,363 in Commercial Mortgage Securitizations (CMBS) and other securitizations. These retained interests are generally valued using observable market prices and when available are verified by external pricing sources. Retained interests includes positions re-acquired in secondary markets subsequent to securitizations and substantially all retained interest in securities are rated investment grade or higher. Retained interests are included in securities owned, at fair value on the Statement of Financial Condition.

The Company and its affiliates sponsored securitizations utilizing SPEs as part of the securitization process. The SPEs are often structured to meet the definition of a QSPE and accordingly the assets and liabilities of securitization related SPEs are not included in the Company's Statement of Financial Condition (except for retained interest), but are included in the Statement of Financial Condition of the QSPE purchasing the assets. The primary purpose of the restricted vehicles is to meet the investor's needs and to generate liquidity for the sale of loans to the QSPEs. At December 31, 2008, the Company's maximum exposure to loss associated with QSPEs is its retained interest of $739,420. At December 31, 2008, certain SPEs did not meet the requirements to be considered QSPEs under SFAS No. 140. As a result, $372,522 of loans held within the SPEs are included in financial assets designated at fair value, and the related issued debt included in financial liabilities designated at fair value in the Statement of Financial Condition. These financial instruments have been classified as Level 3 in accordance with SFAS No. 157 under the criteria as described in Note 4.

The Company is involved with various entities in the normal course of business that may be deemed to be VIEs, other than the aforementioned sponsored QSPEs and SPEs. The Company's variable interests in such VIEs predominately include debt and equity interests. The Company's involvement with VIEs arises primarily from retained interest in connection with securitization activities. At December 31, 2008, the Company did not consolidate any such VIEs as it was not the primary beneficiary given that it did not bear the majority of risks and rewards. Such non-consolidated VIEs where the Company was not the sponsor were deemed to be not significant for the purposes of off-balance sheet disclosure requirements. For the non-consolidated VIEs where the Company was also the sponsor, the Company's maximum exposure to loss is its retained interest of $30,033.

(In Thousands, except share data)

12. Nontransferor Sponsor of QSPEs in Securitizations & Requirements of FIN 46R (continued)

The Company does not have any explicit or implicit incremental arrangements that could require it to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to such QSPEs and VIEs, including events and circumstances that could expose the Company to loss. The Company has not provided financial or other support during the periods presented to such QSPEs and VIEs that it was not previously contractually required to provide.

13. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2008, the Company had net capital of $14,285,281, which was $13,229,364 in excess of the required net capital of $1,055,917. The Company's ratio of net capital to aggregate debit items was 88%.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

14. Closure of the Institutional Municipal Services Group

In 2008, the Parent announced the exiting of its Investment Bank's institutional municipal securities business conducted within the Company. The retail trading operations of the municipal securities business, including secondary market activities were transferred to UBSFSI in order to support private clients who hold municipal securities in their portfolios.

In the context of the restructuring, approximately 60-70 employees and certain municipal bonds with a fair value of approximately $280,000 were transferred to UBSFSI. In addition, any goodwill related to the municipal services group was written off during 2008.

(In Thousands, except share data)

15. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In accordance with SFAS No. 109, a valuation allowance is to be recorded whenever the ultimate realization of deferred tax assets is, more likely than not, not going to be realized. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for any of its federal, state and local and foreign deferred tax assets, and accordingly, a valuation allowance of $764,599 has been recorded.

The components of the Company's deferred tax assets and liabilities as of December 31, 2008 were as follows:

Net Operating Loss Carry forwards	$	779,785
Employee Benefits		29,300
Valuation of Trading and Other Assets		8,411
Total Deferred Tax Assets		817,496
Less: Valuation Allowance		(764,599)
Deferred Tax Assets Net of Valuation Allowance		52,897
Less: Deferred Tax Liabilities		(52,897)
Total Net Deferred Tax Assets	$	–

At December 31, 2008, the Company's net operating loss carryforwards will begin to expire in 2027. For UBT purposes, there is generally no carryback allowed.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards 109" ("FIN 48"), on January 1, 2007. As a result of the implementation of FIN 48, the Company did not recognize a change in the liability for unrecognized tax benefits and, consequently, the January 1, 2008 balance of retained earnings was unaffected.

(In Thousands, except share data)

15. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance of unrecognized tax benefits as at January 1, 2008	$ 16,301
Gross increases in tax positions taken during prior periods	1,615
Gross decreases in tax positions taken during prior periods	(11,584)
Gross decreases in tax positions taken during the current period	(37)
Balance of unrecognized tax benefits as at December 31, 2008	$ 6,295

The Company files U.S. federal, state and local income tax returns as a partnership. The Company is currently under IRS examination for the tax years 2000 - 2004. Additionally, the Company is under examination by New York City for its NYC Unincorporated Business Tax returns for the tax years 2003 - 2005.

While the IRS examination was determined to be "effectively settled" during 2008, the examination has not been officially closed by the IRS.

16. Sale of Assets to the Swiss National Bank

On October 16, 2008, the Parent reached an agreement with the Swiss National Bank ("SNB") under which the Parent, and other affiliates, will sell certain illiquid securities and other assets to a newly formed fund to be controlled by the SNB. These assets will be sold based on fair values as of September 30, 2008. As of December 31, 2008, the Company had sold $8 billion to the Parent which in turn sold these assets to the SNB. The Company anticipates selling approximately $1.9 billion of additional assets by the end of the first quarter of 2009.

As a result of this agreement, the Parent and the Company mitigates its future potential losses from these assets, reduces its risk-weighted assets, materially de-risks and reduces its balance sheet and is no longer subject to the funding risk of the assets transferred.

In addition, the Company entered into a total return swap and a forward sale agreement with the Parent which allows for the transferring of all of the economic risk of these assets to the Parent. As a result, the economic risk associated with the remaining $1.9 billion that the Company is expected to sell will be transferred to the Parent.

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STATEMENT OF FINANCIAL CONDITION

UBS Securities LLC
December 31, 2008
with Report of Independent Registered Public
Accounting Firm